Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.1 15c3-3(k) throughout the period from January 1, 2017 to December 31, 2017 except as described below:

During the period from January 1, 2017 to December 31, 2017, the Company failed to promptly transmit 3,395 customer checks made payable to the Company, unaffiliated companies or non-proprietary mutual funds, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). (Out of the total of 3,395 exceptions, 29% occurred in first quarter, 25% occurred in second quarter, 22% in third quarter and 24% in fourth quarter.)

During the period from January 1, 2017 to December 31, 2017, the Company failed to promptly transmit 1,299 customer checks made payable to its clearing broker and eight securities certificates, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). (Out of the total of 1,307 exceptions, 38% occurred in first quarter, 22% in second quarter, 18% in third quarter, and 22% in fourth quarter.)

During an examination of the Company in 2017, FINRA concluded that the Company's overnight sweep of cash balances in its primary special account for the exclusive benefit of customers ("exclusive benefit account") into an exclusive benefit account at a different financial institution was not expressly permitted under any available SEC guidance interpreting SEC Rule 15c3-3(k)(2)(i). The firm discontinued the overnight sweep of cash balances to a different financial institution during 2017.

Waddell & Reed, Inc.

I, Benjamin Clouse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Benjamin R. Clouse_

Title: Senior Vice President and Chief Accounting Officer

February 23, 2018